FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report is hereby incorporated by reference in our registration statement on Form F-3 (SEC File No. 333- 145973), filed with the SEC on September 11, 2007.

ICA ANNOUNCES A BRIDGE LOAN FACILITY

Mexico City, September 18, 2007 – Empresas ICA S.A.B de C.V. Empresas ICA confirmed today that an affiliate of Citigroup Global Markets Inc. has agreed to provide up to US$300 million of bridge financing to ICA, subject to various conditions, to allow ICA to fund its equity interest in the consortium formed in connection with the FARAC concession in the event that ICA's recently launched equity offering is not consummated. The commitment expires October 2, 2007.

“We believe current market conditions are favorable and should allow us to complete the public equity offering that we launched on September 11, 2007,” said Jose Luis Guerrero, ICA’s CEO. “However,” he remarked, “ we have been considering obtaining back stop financing for some time and it would be unfair to our shareholders to have launched the transaction and for us to fail to put in place a back-up plan in light of the recent volatility in the international capital markets.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2007

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer